

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Erik S. Nelson
Chief Executive Officer
UAN Power Corp.
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

> **Re: UAN Power Corp.**
> **Registration Statement on Form 10-12G**
> **Filed November 17, 2021**
> **File No. 000-54334**

Dear Mr. Nelson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed November 17, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

1. We note your disclosure in footnote 7 on page 26 that the table assumes the conversion of the preferred shares, and the full exercise of the warrants, beneficially owned by Mr. Nelson. Please revise the percent of beneficial ownership for Mr. Cheng to comply with Rule 13d-3(d)(1)(i)(D) of the Exchange Act, which requires that any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

2.   We note the statement following the table on page 27 that you have included in the table
only those derivative securities with exercise prices that you believe have a reasonable
likelihood of being "in the money" within the next sixty days. Such statement is not
consistent with Rule 13d-3. Please remove it.

Item 5. Directors and Executive Officers, page 27

3.   Please expand upon the business experience during the past five years of Mr. Erik S.
Nelson, including prior and current involvement with blank check companies. Please
disclose his prior performance history with such companies, including:
• The company's name;
• His relationship with the company;
• Whether the company has engaged in a business combination;
• Whether the company registered any offerings under the Securities Act; and
• Whether any transaction resulted in termination of his association with any blank check
or shell company, including the date of such transaction, the nature and dollar amount of
any consideration received, the amount of any retained equity interest, and the identity of
any successor entity.

In addition, please discuss the specific experience, qualifications, attributes or skills that
led to the conclusion that Mr. Nelson should serve as a director as required by Item
401(e).

4.   We note your disclosure on page 29 regarding conflicts of interest. Please expand your
disclosure to include all businesses in which your officers or directors are, or may
become, officers, directors, controlling shareholders, partners and/or members. This
should include, but not be limited to, the blank check companies with which Mr. Nelson is
involved (as discussed on pages 28 and 29); Nelson Fiorino Holdings, LLC; Coral Capital
Partners, Inc.; Sterling Holdings & Investments, LLC; and Sterling Investment Services,
Inc.

Item 6. Executive Compensation, page 30

5.   We note that you removed from the summary compensation table the $500,000 in stock
awards for Mr. Nelson. Please add back or explain the reason the stock award amount
was removed. To the extent such amount is added back in, please include a footnote
disclosing all assumptions made in the valuation by reference to a discussion of those
assumptions in the company's financial statements, footnotes to the financial statements,
or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item
402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 30

6.   We note your disclosure on page 30 regarding the material terms of the promissory note. Please expand your disclosure to include the amount of principal and interest paid during the period ended June 30, 2021, as required by Item 404(a)(5) of Regulation S-K. Please also clarify whether the interest rate applies to the additional loan amounts.

7.   We note your disclosure on page 30 that the 200,000,000 Class A warrants and 200,000,000 Class B warrants were purchased for an aggregate price of $2,000, and the 200,000 Series A Preferred Shares were purchased for an aggregate price of $2,000. We also note the Share & Warrant Purchase provisions of the promissory note on page 5 of that instrument, filed as Exhibit 10.1, which state that Coral Investment Partners shall purchase the following:
   •   500,000 Series A Preferred shares at an aggregate price of $100;
   •   200,000,000 Class A Warrants at an aggregate price of $100; and
   •   200,000,000 Class B Warrants at an aggregate price of $100.
   Please reconcile.

Item 10. Recent Sales of Unregistered Securities, page 32

8.   Please disclose the persons or class of persons to whom the shares were sold for each transaction and the amount of consideration for each transaction, as required by Item 701 of Regulation S-K. Please also provide more specificity regarding the facts supporting the exemptions relied upon. This would include discussing the sophistication of the investors. In addition, please revise to disclose the issuance of the 100,000 common shares held by Mr. Nelson and the 75 million common shares held by Mr. Cheng.

Item 11. Description of Registrant's Securities to be Registered, page 32

9.   We note your disclosure on pages 32 and 33 regarding the material terms of the preferred stock and the warrants. Please expand your disclosure to address the preferred stock's dividend rights and the warrants' exercise limitations and redemption rights of the company.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Littman